SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                Latin America Holding I, Limited
                  ____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.     Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue Entergy Enterprises, Inc.
222 East 41st Street       c/o Entergy Wholesale
New York, New York  10017    Operations
                           20 Greenway Plaza
                           Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Latin America Holding I, Limited ("LAHI") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

                Latin America Holding I, Limited
                Caledonian Bank & Trust Limited
                P.O. Box 1043GT
                George Town, Grand Cayman
                Cayman Islands, BWI

     Latin America Holding I, Limited claims status as a FUCO by virtue of its indirect ownership interest in the following companies (each of which also is a FUCO):

     (1) Edegel S.A.A. ("Edegel"), which owns and operates seven hydroelectric generating stations (with an aggregate installed capacity of 753 megawatts ("MW")), one 281 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines located near Lima, Peru. The total installed generation capacity of Edegel is 1,035 MW. Edegel also owns and operates 400 kilometers of 220 kV transmission lines and 305 kilometers of 60 kV transmission lines. LAHI owns indirectly a 24.23% interest in Edegel through its interests in Generandes Peru S.A. and Entergy Power Peru S.A., both of which are FUCOs under the Act.

(2) Central Termoelectrica Buenos Aires S.A. ("CTBA"), which owns and operates a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. ("Costanera") power plant in Buenos Aires, Argentina. LAHI owns indirectly a 10.87% interest in CTBA, as follows: (a) a 7.81% interest through its indirect interest in Entergy Power CBA Holding Limited, a FUCO under the Act, and (b) a 3.06% interest through its indirect interest in Costanera, which is also a FUCO.

(3) Costanera, which owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. LAHI owns indirectly a 6% interest in Costanera through its interest in Entergy S.A., a FUCO under the Act.

(4) Compania Electrica San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro, Transmisora Electrica de Quillota Ltda., which is also a FUCO, owns and operates electric transmission lines that interconnect the Plant with the grid. LAHI owns indirectly a 25% interest in San Isidro through its interests in Entergy Power Chile S.A. and Inversiones Electricas Quillota
S.A., both of which are FUCOs under the Act.

     No   person   (other  than  Entergy  Corporation   and   its
subsidiaries) currently owns a 5% or more voting interest in LAHI.

Item 2. Domestic Associate Public-Utility Companies of LAHI and their Relationship to LAHI.

     The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of LAHI: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy
Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with LAHI.


EXHIBIT A.     State Certification.

     Not applicable.




                            SIGNATURE


     The undersigned company has duly caused this amendment to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002